Exhibit (a) (38)

Attention Shareholders of HEI, Inc.:

FANT INDUSTRIES INC. is pleased to announce that it has increased its cash tender offer for 11.5% of the shares of HEI, Inc. to $9.00 per share cash.

To take advantage of this offer, you must tender your shares and return the GREEN proxy card, if you have not done so already.

The Fant Industries Inc. tender offer, proration period, and withdrawal rights have been extended and will expire on Tuesday, August 4, 1998 at 12:00 midnight, New York City Time, unless extended further. All shareholders whose shares are validly tendered and not withdrawn and accepted for payment pursuant to the offer, including shares previously tendered, will receive the increased price of $9.00 per share. To date, approximately 1,485,000 shares of the Company's Common Stock have been tendered.

If you have questions or need assistance in tendering or voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.